Exhibit 99.2
Second Quarter Report — 2010
Consolidated Statements of Earnings (Loss)
(United States dollars in millions, except for share and per share amounts — Unaudited)

			Three Months Ended		Six Months Ended
			June 30		June 30
	Note		2010	2009	2010	2009

Revenues	15		$844.3	$628.6	$1,594.6	$1,253.4

Operating expenses			343.9	303.5	645.3	562.1
Depreciation and depletion	15		137.8	127.8	269.1	254.1

Earnings from mine operations			362.6	197.3	680.2	437.2

Corporate administration (1)			44.4	35.5	82.8	65.5
Exploration			15.0	6.5	29.1	14.6

Earnings from operations	15		303.2	155.3	568.3	357.1

Other income (expenses)
Interest income and other expenses, net			(6.7)	(4.7)	(17.8)	(5.0)
Interest expense and finance fees			(12.0)	(24.0)	(23.7)	(24.5)
Gain on non-hedge derivatives, net	9		3.5	8.7	16.6	9.7
Gain (loss) on securities, net	9		(0.5)	0.1	(0.5)	0.4
Gain on dispositions of mining interests, net	4		426.0	—	407.3	—
Dilution loss, net			—	—	—	(0.7)
Gain (loss) on foreign exchange, net	9		192.0	(326.3)	(20.2)	(209.6)

			602.3	(346.2)	361.7	(229.7)

Earnings (loss) before taxes			905.5	(190.9)	930.0	127.4
Income and mining taxes	8		(78.8)	(41.5)	(156.0)	(68.6)

Net earnings (loss)			$826.7	$(232.4)	$774.0	$58.8

Attributable to:
Shareholders of Goldcorp Inc.			828.3	(231.6)	776.0	59.3
Non-controlling interests			(1.6)	(0.8)	(2.0)	(0.5)

Net earnings (loss)			$826.7	$(232.4)	$774.0	$58.8

(1) Stock based compensation expense (non-cash item) included in corporate administration	11	(b)	$15.2	$12.4	$25.4	$21.9

Net earnings (loss) per share	11	(d)
Basic			$1.13	$(0.32)	$1.06	$0.08
Diluted			$1.11	$(0.32)	$1.05	$0.08

Weighted average number of shares outstanding(000’s)	11	(d)
Basic			734,793	730,539	734,279	730,147
Diluted			756,240	730,539	737,317	736,259
The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP   |   1

Second Quarter Report — 2010
Consolidated Balance Sheets
(United States dollars in millions — Unaudited)

			June 30	December 31
	Note		2010	2009

Assets
Cash and cash equivalents	14		$497.2	$874.6
Marketable securities			23.2	24.9
Accounts receivable	9		280.9	232.6
Income and mining taxes receivable			6.9	38.4
Future income and mining taxes			1.7	3.6
Inventories and stockpiled ore			365.0	349.4
Current derivative assets	9		14.5	8.1
Current assets of a disposal group held for sale	17	(a)	10.4	—
Other			82.1	69.9

Current assets			1,281.9	1,601.5
Mining interests	6		19,832.1	18,001.3
Deposits on mining interest expenditures			18.4	86.9
Goodwill			761.8	761.8
Stockpiled ore			88.2	93.6
Investments	9		504.1	390.3
Non-current assets of a disposal group held for sale	17	(a)	29.0	—
Other			18.2	13.3

			$22,533.7	$20,948.7

Liabilities
Accounts payable and accrued liabilities			$434.8	$416.4
Income and mining taxes payable			98.6	182.6
Current debt	7		—	16.7
Future income and mining taxes			54.3	107.9
Current derivative liabilities	9		3.0	11.4
Current liabilities of a disposal group held for sale	17	(a)	11.2	—

Current liabilities			601.9	735.0
Income and mining taxes payable			112.8	65.4
Long term debt	7		732.6	719.0
Future income and mining taxes			3,902.4	3,575.2
Reclamation and closure cost obligations			281.6	282.0
Non-current liabilities of a disposal group held for sale	17	(a)	169.1	—
Other			24.8	27.8

			5,825.2	5,404.4

Equity
Common shares, share purchase warrants, stock options, restricted share units and equity portion of convertible senior notes			12,995.3	12,908.9
Retained earnings			3,070.8	2,345.5
Accumulated other comprehensive income	12		323.4	238.8

			3,394.2	2,584.3

Shareholders’ equity			16,389.5	15,493.2
Non-controlling interests	13		319.0	51.1

			16,708.5	15,544.3

			$22,533.7	$20,948.7

Commitments and contingencies (notes 5(b), 9 & 16)
Subsequent events (note 17)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP   |   2

Second Quarter Report — 2010
Consolidated Statements of Cash Flows
(United States dollars in millions — Unaudited)

			Three Months Ended		Six Months Ended
			June 30		June 30
	Note		2010	2009	2010	2009

Operating Activities
Net earnings (loss)			$826.7	$(232.4)	$774.0	$58.8
Reclamation expenditures			(4.5)	(6.5)	(10.6)	(10.7)
Loss (gain) on securities, net			0.5	(0.1)	0.5	(0.4)
Gain on dispositions of mining interests, net	4		(426.0)	—	(407.3)	—
Transaction costs on convertible senior notes expensed			—	18.5	—	18.5
Items not affecting cash
Depreciation and depletion	15		137.8	127.8	269.1	254.1
Stock based compensation expense	11	(b)	15.2	12.4	25.4	21.9
Accretion on convertible senior notes	7	(b)	6.9	2.0	13.6	2.0
Unrealized loss (gain) on non-hedge derivatives , net	9		0.6	(5.9)	(14.8)	(6.8)
Dilution loss, net			—	—	—	0.7
Future income and mining taxes	8		23.7	37.7	(80.0)	7.5
Unrealized loss (gain) on foreign exchange and other			(193.0)	323.0	25.8	205.8
Change in non-cash working capital	14		(5.3)	(12.9)	101.3	10.3

Cash provided by operating activities			382.6	263.6	697.0	561.7

Investing Activities
Acquisitions, net of cash acquired	5 & 14		—	—	(795.3)	—
Expenditures on mining interests	15		(302.2)	(260.0)	(603.0)	(520.2)
Deposits on mining interest expenditures	15		(7.6)	(91.4)	(24.6)	(185.6)
Repayment of capital invested in Pueblo Viejo	6	(i)	192.0	—	192.0	—
Proceeds on disposition of mining interests	14		219.6	—	267.0	—
Income taxes paid on disposition of Silver Wheaton shares			—	—	(148.7)	—
Purchase of equity securities			—	(46.2)	(4.0)	(67.7)
Other			2.2	1.3	1.3	1.6

Cash provided by (used in) investing activities			104.0	(396.3)	(1,115.3)	(771.9)

Financing Activities
Debt borrowings			130.0	1,125.1	730.0	1,329.1
Debt repayments			(597.4)	(355.0)	(747.4)	(460.0)
Transaction costs on convertible senior notes			—	(22.7)	—	(22.7)
Common shares issued, net			54.0	21.8	60.5	32.2
Shares issued by subsidiaries to non-controlling interests			65.3	—	65.3	—
Dividends paid to common shareholders			(33.0)	(32.9)	(66.0)	(65.8)
Other			(0.1)	—	(0.4)	—

Cash provided by (used in) financing activities			(381.2)	736.3	42.0	812.8

Effect of exchange rate changes on cash and cash equivalents			(0.8)	1.6	(1.1)	1.1

Increase (decrease) in cash and cash equivalents			104.6	605.2	(377.4)	603.7
Cash and cash equivalents, beginning of period			392.6	260.8	874.6	262.3

Cash and cash equivalents, end of period			$497.2	$866.0	$497.2	$866.0

Supplemental cash flow information (note 14)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP   |   3

Second Quarter Report — 2010
Consolidated Statements of Equity
(United States dollars in millions, shares in thousands — Unaudited)

				Stock	Equity		Accumulated
			Share	Options and	Component of		Other	Attributable to
	Common Shares		Purchase	Restricted	Convertible	Retained	Comprehensive	Shareholders of	Non-controlling
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Goldcorp Inc.	interests	Total

At January 1, 2009	729,600	$12,461.6	$50.0	$113.6	$—	$2,237.0	$96.9	$14,959.1	$51.2	$15,010.3
Stock options exercised, and restricted share units issued and vested	3,957	118.2	—	(38.5)	—	—	—	79.7	—	79.7
Fair value of stock options and restricted share units issued and vested	—	—	—	48.1	—	—	—	48.1	—	48.1
Equity component of convertible senior notes issued, net of issue costs and tax	—	—	—	—	155.9	—	—	155.9	—	155.9
Change in ownership interest in Terrane	—	—	—	—	—	—	—	—	1.9	1.9
Dividends	—	—	—	—	—	(131.7)	—	(131.7)	—	(131.7)
Net earnings (loss)	—	—	—	—	—	240.2	—	240.2	(2.0)	238.2
Other comprehensive income	—	—	—	—	—	—	141.9	141.9	—	141.9

At December 31, 2009	733,557	12,579.8	50.0	123.2	155.9	2,345.5	238.8	15,493.2	51.1	15,544.3
Non-controlling interest in connection with the acquisition of the El Morro project (note 5(b))	—	—	—	—	—	—	—	—	219.9	219.9
Stock options exercised, and restricted share units issued and vested	2,491	86.6	—	(26.1)	—	—	—	60.5	—	60.5
Fair value of stock options and restricted share units issued and vested (note 11(b))	—	—	—	25.9	—	—	—	25.9	—	25.9
Change in ownership interest in Terrane (note 13)	—	—	—	—	—	15.3	—	15.3	50.0	65.3
Dividends	—	—	—	—	—	(66.0)	—	(66.0)	—	(66.0)
Net earnings (loss)	—	—	—	—	—	776.0	—	776.0	(2.0)	774.0
Other comprehensive income	—	—	—	—	—	—	84.6	84.6	—	84.6

At June 30, 2010	736,048	$12,666.4	$50.0	$123.0	$155.9	$3,070.8	$323.4	$16,389.5	$319.0	$16,708.5

Shareholders’ equity (note 11)
Accumulated other comprehensive income (note 12)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP   |   4

Second Quarter Report — 2010
Consolidated Statements of Comprehensive Income (Loss)
(United States dollars in millions — Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss)	$826.7	$(232.4)	$774.0	$58.8
Other comprehensive income:
Unrealized gains on available-for-sale securities, net of tax (note 9)	61.9	25.7	84.6	52.5

Comprehensive income (loss)	$888.6	$(206.7)	$858.6	$111.3

Attributable to:
Shareholders of Goldcorp Inc.	$890.2	$(205.9)	$860.6	$111.8
Non-controlling interests	(1.6)	(0.8)	(2.0)	(0.5)

	$888.6	$(206.7)	$858.6	$111.3

The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP   |   5

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.

At June 30, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. On June 1, 2010, certain of the Company’s subsidiaries entered into a letter agreement, as amended on July 7, 2010, to sell to Mala Noche Resources Corp. (“Mala Noche”), the assets and certain liabilities of the San Dimas gold/silver mines in Mexico and associated agreement to sell silver produced at San Dimas to Silver Wheaton Corp. (“Silver Wheaton”) in exchange for cash, a promissory note, a convertible promissory note and a 38% equity interest in Mala Noche. Mala Noche is a publicly traded company engaged in acquiring and developing precious metals resource properties. The assets and liabilities relating to San Dimas were classified as held-for-sale at June 30, 2010. Upon closing of the transaction expected to occur on or about July 30, 2010, the Company will account for its resulting interest in Mala Noche using the equity method (note 17(a)).

The Company’s significant development projects at June 30, 2010 include the Peñasquito gold/silver/lead/zinc and the Noche Buena and Camino Rojo gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; the El Morro gold/copper project (70% interest) in Chile and the Pueblo Viejo gold project (40% interest) in the Dominican Republic.

At June 30, 2010, Goldcorp owned a 58.2% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada (note 13). On July 15, 2010, Terrane entered into a definitive agreement with Thompson Creek Metals Inc. (“Thompson Creek”) whereby Thompson Creek will acquire all of the issued and outstanding shares of Terrane in exchange for cash and common shares which would result in Goldcorp having no interest in Terrane and an anticipated 8% interest in Thompson Creek (fully-diluted basis — 7%). The Company anticipates accounting for its resulting equity interest in Thompson Creek as a portfolio investment classified as available-for-sale (note 17(b)).

On June 8, 2010, the Company completed the sale of its Escobal silver project in Guatemala (“Escobal”) to Tahoe Resources Inc. (“Tahoe”) in exchange for cash and a 40% equity interest in Tahoe (note 4(b)). The Company’s interest in Tahoe has been accounted for using the equity method. Tahoe is a publicly traded company engaged in silver exploration and development.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, except as described in note 3. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2009 as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

All adjustments necessary to present fairly the financial position of the Company as at June 30, 2010 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

GOLDCORP   |   6

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All figures are in United States dollars (“US dollars”) unless otherwise noted. References to C$ are to Canadian dollars. The principal mining properties of Goldcorp and their geographic locations at June 30, 2010 are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour project
Porcupine Mines (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger project
Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project
Terrane Metals Corp. (“Terrane”)	Canada	58.2%	Consolidated	Mt Milligan project and certain other Canadian exploration interests (note 17(b))
San Dimas Mines (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mines (note 17(a))
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated	Los Filos mines
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV and Canplats Mexico S.A. de C.V. (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito, Noche Buena and Camino Rojo (note 5(a)) projects

Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine (note 16)
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project

Tahoe Resources Inc. (“Tahoe”)	Guatemala	40%	Accounted for using the equity method	Escobal project (note 4(b))
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	Consolidated	El Morro project (note 5(b))
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Accounted for using the equity method	Pueblo Viejo project (notes 9 & 16)

Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests. Intercompany transactions with the Company’s equity method investees have been eliminated. There were no intercompany balances with the Company’s equity method investees at June 30, 2010.

GOLDCORP   |   7

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
3.	CHANGES IN ACCOUNTING POLICIES

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations (“Section 1581”) and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” required under Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the balance sheet amounting to $319.0 million at June 30, 2010 (December 31, 2009 — $51.1 million).

GOLDCORP   |   8

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
4.	DISPOSITION OF MINING INTERESTS
(a)	Disposition of Morelos gold project

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) to Gleichen Resources Ltd. (“Gleichen”) in exchange for C$52.0 million ($49.3 million) in cash. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million ($8.2 million after tax) as a result of this transaction (note 6(j)).
(b)	Disposition of Escobal silver project

On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe (note 1). Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million ($480.6 million after tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s board members and has the right to maintain a 40% ownership interest. The Company’s equity interest in Tahoe has been accounted for using the equity method and is considered to be a separate reporting unit and reportable operating segment (notes 6(e), 6(h) & 15).

(c)	Disposition of other mining interests

On May 3, 2010, the Company disposed of certain land relating to the Wharf mining property in exchange for $3.0 million in cash and a promissory note in the amount of $2.6 million included in non-current assets. The promissory note is payable in five years and earns interest at 5.5% per year. The Company recognized a gain of $5.6 million ($3.7 million after tax) as a result of this transaction (note 6(f)).

On June 24, 2010, the Company disposed of a certain exploration project located in Mexico in exchange for C$1.5 million ($1.4 million) in cash and 1,412,762 common shares of Newstrike Capital Inc., the purchaser. The common shares received as partial consideration had a total fair value of $0.6 million based on the market price of the underlying shares on the closing date of the transaction, and has been recorded and accounted for as an available-for-sale investment in equity security. The Company recognized a loss of $63.7 million ($48.1 million after tax) as a result of this transaction (note 6(d)).

GOLDCORP   |   9

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
5.	BUSINESS COMBINATIONS
(a)	Acquisition of Canplats Resources Corporation

On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.80 per common share outstanding at the closing date. This transaction was completed on February 4, 2010 for total consideration paid by the Company of C$306.6 million ($289.0 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). The Camino Rojo project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. This transaction has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition method, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reporting unit and reportable operating segment (notes 6(c) & 15).

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated future income tax liabilities. A provisional allocation of the purchase price is as follows:

Purchase price:
Cash	$289.0

Net assets acquired:
Cash and cash equivalents	$3.2
Other current assets	0.4
Mining interests	392.0
Current liabilities	(0.4)
Future income tax liabilities	(106.2)

$289.0

The Company’s management anticipates that there will be no resulting goodwill. Total transaction costs expensed during the six months ended June 30, 2010 relating to the acquisition amounted to $3.4 million, included in other expenses.

The net loss for the Camino Rojo project for the three months ended June 30, 2010 and the period between February 4, 2010, the acquisition date, and June 30, 2010 included in these interim consolidated financial statements were negligible. The impact to the net earnings of the Company for the three and six months ended June 30, 2010, had the acquisition of Canplats occurred on January 1, 2010, would be negligible.

(b)	Acquisition of 70% interest in Sociedad Contractual Minera El Morro

On January 7, 2010, a subsidiary of New Gold Inc. (“New Gold”) exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”) to acquire Xstrata’s 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro gold/copper project in Chile (“the El Morro project”). The acquisition of Xstrata’s 70% interest in SCM and associated loan receivable balances held by Xstrata by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary in exchange for total consideration paid by the Company of $513.0 million in cash. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition

GOLDCORP   |   10

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
method, with Goldcorp as the acquirer. The El Morro project has been classified as a separate reporting unit and reportable operating segment (notes 6(g) & 15).

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated future income tax liabilities. A provisional allocation of the purchase price is as follows:

Purchase price:
Cash	$513.0

Net assets acquired:
Cash and cash equivalents	3.5
Other current assets	1.9
Mining interests	1,107.0
Other non-current assets	5.1
Current liabilities	(3.1)
Future income tax liabilities	(376.4)
Other non-current liabilities	(5.1)
Non-controlling interest	(219.9)

$513.0

The amount assigned to non-controlling interest represents New Gold’s 30% interest in SCM which was measured as New Gold’s proportionate share of the fair value of SCM’s identifiable net assets at the date of acquisition. The Company’s management anticipates that there will be no resulting goodwill. Total transaction costs expensed during the three and six months ended June 30, 2010 relating to the acquisition amounted to $0.7 million and $6.0 million, respectively, included in other expenses.

The net loss for the El Morro project for the three months ended June 30, 2010 and period between February 16, 2010, the acquisition date, and June 30, 2010 included in these interim consolidated financial statements were negligible. The impact to the net earnings of the Company for the three and six months ended June 30, 2010, had the acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata occurred on January 1, 2010, would be negligible.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by the New Gold subsidiary in respect of the El Morro project. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. Xstrata filed a motion opposing Barrick’s motion on the grounds that Barrick is obligated by its agreement with Xstrata to resolve any disputes arising under the agreement by arbitration in Chile. All parties have been negotiating a settlement that would resolve the pending motions and provide for all of Barrick’s claims to be heard by the Ontario courts, including the Supreme Court of Canada. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

GOLDCORP   |   11

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
6.	MINING INTERESTS

	June 30, 2010			December 31, 2009
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$18,344.7	$(1,185.3)	$17,159.4	$16,614.3	$(1,108.3)	$15,506.0
Plant and equipment	3,337.3	(664.6)	2,672.7	3,120.0	(624.7)	2,495.3

	$21,682.0	$(1,849.9)	$19,832.1	$19,734.3	$(1,733.0)	$18,001.3

A summary by mining property of the net book value is as follows:

	Mining properties
		Non-		Plant and	June 30	December 31
	Depletable	depletable	Total	equipment	2010	2009

Red Lake	$390.2	$2,108.4	$2,498.6	$312.5	$2,811.1	$2,776.3
Porcupine	157.4	101.9	259.3	163.0	422.3	422.3
Musselwhite	107.9	130.4	238.3	171.1	409.4	389.6
Éléonore	—	852.5	852.5	56.1	908.6	832.9
Terrane (a)	—	208.9	208.9	0.3	209.2	197.8
San Dimas (b)	—	—	—	—	—	35.7
Los Filos	445.1	77.4	522.5	209.9	732.4	732.9
El Sauzal	96.1	55.6	151.7	11.0	162.7	189.5
Peñasquito (c)	—	9,127.4	9,127.4	1,436.7	10,564.1	10,016.4
Mexican exploration projects (d)	—	88.8	88.8	—	88.8	167.3
Marlin	569.8	125.0	694.8	51.5	746.3	763.2
Cerro Blanco (e)	—	60.7	60.7	3.9	64.6	59.6
Alumbrera	323.3	—	323.3	156.9	480.2	511.8
Marigold	89.8	77.2	167.0	50.7	217.7	218.9
Wharf (f)	5.7	—	5.7	7.3	13.0	14.6
El Morro (g)	—	1,112.4	1,112.4	—	1,112.4	—
Corporate and other	—	—	—	41.8	41.8	28.6

	2,185.3	14,126.6	16,311.9	2,672.7	18,984.6	17,357.4

Investments accounted for using the equity method
Tahoe (e)(h)	—	270.9	270.9	—	270.9	—
Pueblo Viejo (h)(i)	—	576.6	576.6	—	576.6	587.1
El Limón (j)	—	—	—	—	—	56.8

	—	847.5	847.5	—	847.5	643.9

	$2,185.3	$14,974.1	$17,159.4	$2,672.7	$19,832.1	$18,001.3

(a)
Included in the carrying amount is capitalized interest incurred during the three and six months ended June 30, 2010 in the amount of $0.1 million and $0.4 million, respectively (three and six months ended June 30, 2009 — $0.1 million and $0.2 million, respectively) (notes 7(a) & 17(b)).

(b)
On June 1, 2010, certain Goldcorp subsidiaries entered into a letter agreement, as amended on July 7, 2010, to sell the assets and certain liabilities relating to San Dimas to Mala Noche. The closing of this transaction is expected to occur on or about July 30, 2010. At June 30, 2010, the assets and liabilities of San Dimas were separately presented and classified as held-for-sale (note 17(a)).

(c)
During the three and six months ended June 30, 2010, the Company capitalized $0.3 million and $0.7 million, respectively, relating to stock options vested during the period (three and six months ended June 30, 2009 — $0.4 million and $2.3 million,

GOLDCORP   |   12

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

respectively) (note 11(b)). Also included in the carrying amount is the fair value assigned to the Camino Rojo project acquired from Canplats on February 4, 2010 (note 5(a)).

(d)
On June 24, 2010, the Company disposed of a certain exploration project in exchange for cash and common shares of the acquirer (note 4(c)). On the date of disposition, the Company derecognized the net book value relating to this project of $65.7 million.

(e)
On June 8, 2010, the Company completed the sale of Escobal to Tahoe in exchange for cash and common shares of Tahoe, representing a 40% ownership interest in Tahoe. On the date of disposition, the Company derecognized the net book value relating to Escobal of $2.0 million which was previously included in the Cerro Blanco mining property and reportable operating segment. The equity interest in Tahoe has been accounted for using the equity method (notes 4(b), 6(h) & 15).

(f)	On May 3, 2010, the Company disposed of certain land in exchange for cash and a promissory note (note 4(c)). The net book value associated with such land was $nil at the date of disposition.

(g)
Included in the carrying amount is capitalized interest incurred during the three months ended June 30, 2010 and period from the acquisition date, February 16, 2010, to June 30, 2010 in the amount of $0.9 million and $1.4 million, respectively (note 7(c)).

(h)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development. The equity interest in Tahoe was received as partial consideration for the disposition of the Escobal project on June 8, 2010 (notes 4(b) & 6(e)).

(i)
$192.0 million of the Company’s investment in Dominicana Holdings Inc. (“Dominicana”), the entity that indirectly owns the Pueblo Viejo project, was repaid by Dominicana on June 24, 2010, which has been accounted for as a reduction in the Company’s investment balance included in mining interests.

(j)
The El Limón project was disposed of on February 24, 2010. As a result, the net book value of the Company’s investment in El Limón of $56.8 million and the associated future income tax liability balance of $7.9 million were derecognized on February 24, 2010 (note 4(a)).

GOLDCORP   |   13

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
7.	LONG TERM DEBT

	June 30	December 31
	2010	2009

Current debt
C$40 million non-revolving term loan (a)	$—	$16.7
Long-term debt
$862.5 million convertible senior notes (b)	$732.6	$719.0

(a)
On July 8, 2008, Terrane entered into an agreement for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane’s long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. On January 7, 2010, the credit facility was extended to May 7, 2010. On May 7, 2010, the credit facility was amended and extended to May 7, 2011. Under the terms of the amended credit facility, the Company has guaranteed a 12-month, non-revolving term credit facility of up to C$40 million. Terrane intends to use the credit facility in support of the $114 million 2010 construction program at Mt. Milligan and for working capital purposes. On June 30, 2010, Terrane had $nil outstanding under this facility. Interest incurred and capitalized to mining interests for the three and six months ended June 30, 2010 amounted to $0.1 million and $0.4 million, respectively (three and six months ended June 30, 2009 — $0.1 million and $0.2 million, respectively) (note 6(a)).

(b)
Interest expense for the three and six months ended June 30, 2010 amounted to $11.2 million and $22.2 million, respectively, (three and six months ended June 30, 2009 — $3.2 million) which includes $6.9 million and $13.6 million, respectively, of accretion (three and six months ended June 30, 2009 — $2.0 million).

(c)
At June 30, 2010, the Company had an undrawn $1.5 billion revolving credit facility available. The amount outstanding at March 31, 2010 of $450.0 million was fully repaid during the second quarter of 2010. Interest and finance fees incurred under the facility for the three and six months ended June 30, 2010 were $1.3 million and $2.1 million, respectively (three and six months ended June 30, 2009 — $nil). The interest portion of these amounts, being $0.9 million and $1.4 million, respectively, were capitalized to the El Morro project (note 6(g)).

GOLDCORP   |   14

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
8.	INCOME AND MINING TAXES

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Current income and mining tax expense	$55.1	$3.8	$236.0	$188.1
Future income and mining tax expense (recovery)	23.7	37.7	(80.0)	(119.5)

	$78.8	$41.5	$156.0	$68.6

Income and mining tax expense for the three and six months ended June 30, 2010 and 2009 differ from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings (loss) before taxes. The differences result from the items noted below:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Earnings (loss) before taxes	$905.5	$(190.9)	$930.0	$127.4
Canadian federal and provincial income tax rates	28.96%	30.91%	28.96%	30.91%

Income tax expense (recovery) based on Canadian federal and provincial income tax rates	262.2	(59.0)	269.3	39.4

Increase (decrease) attributable to:
Impact of foreign exchange on future income tax liabilities	(55.8)	94.4	5.0	56.9
Other impacts of foreign exchange	(6.6)	3.1	(0.7)	—
Non-deductible expenditures	10.5	3.1	18.2	8.4
Effects of different foreign statutory tax rates on earnings of subsidiaries	(2.7)	(9.6)	(13.2)	(18.6)
Gain on sale of Escobal silver project not subject to tax (note 4(b))	(138.6)	—	(138.6)	—
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	—	—	—	(10.2)
Other	9.8	9.5	16.0	(7.3)

Income and mining tax expense	$78.8	$41.5	$156.0	$68.6

GOLDCORP   |   15

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
9.	FINANCIAL INSTRUMENTS

Financial assets and liabilities classified as held-for-trading

The Company’s financial assets and liabilities classified as held-for-trading as defined under Section 3855 at June 30, 2010 and December 31, 2009 consisted of cash equivalents, current derivative assets, investments in warrants and current derivative liabilities.

The Company’s financial assets and liabilities designated and classified as held-for-trading on initial recognition in accordance with Section 3855 at June 30, 2010 and December 31, 2009 consisted of cash and accounts receivable arising from sales of metal concentrates.

Accounts receivable

The Company’s accounts receivable at June 30, 2010 and December 31, 2009 were comprised of the following balances:

	June 30	December 31
	2010	2009

Accounts receivable
Arising from sales of metal concentrates — classified as held-for-trading	$140.8	$123.0
Not arising from sales of metal concentrates — classified as loans and receivables	140.1	109.6

	$280.9	$232.6

Derivative instruments
(i)	Foreign currency, heating oil, copper and zinc contracts
During the three and six months ended June 30, 2010, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase the respective foreign currencies at pre-determined US dollar amounts. At June 30, 2010, the Company’s outstanding foreign currency contracts which settle and/or expire over the next twelve months were as follows:
1.	Canadian dollar forward contracts to sell $24.0 million at 1.06 to the US dollar;

2.	Canadian dollar call options held to sell $72.0 million at 1.06 to the US dollar;

3.	Canadian dollar put options written to buy $72.0 million at 1.09 to the US dollar;

4.	Mexican peso forward contracts to sell $102.0 million at 13.52 to the US dollar;

5.	Mexican peso call options held to sell $66.0 million at 13.21 to the US dollar; and

6.	Mexican peso put options written to buy $66.0 million at 14.62 to the US dollar.
During the three and six months ended June 30, 2010, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At June 30, 2010, the Company had outstanding forward contracts to purchase 2.8 million gallons of heating oil at an average price of $2.17 per gallon that settle over the next six months.
GOLDCORP   |   16

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
During the three and six months ended June 30, 2010, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. At June 30, 2010, the Company’s outstanding copper contracts which settle and/or expire over the next six months were as follows:
1.	Forward contracts to sell 1.3 million pounds at an average price of $3.37 per pound;

2.	Options held to sell 13.2 million pounds at an average price of $3.27 per pound;

3.	Options written to buy 13.2 million pounds at an average price of $3.79 per pound;

4.	Options written to sell 1.8 million pounds at an average price of $2.77 per pound; and

5.	Options held to buy 4.6 million pounds at an average price of $3.72 per pound.
During the three months ended June 30, 2010, the Company entered into zinc option contracts that are cash settled to manage its exposure to zinc price volatility. At June 30, 2010, the Company’s outstanding zinc contracts which expire over the next six months were as follows:
1.	Options held to sell 5.6 million pounds of zinc at an average price of $0.97 per pound; and

2.	Options written to buy 5.6 million pounds of zinc at an average price of $1.33 per pound.
At June 30, 2010 and December 31, 2009, the fair values of derivative contracts outstanding and the gains (losses) included in net earnings (loss) for the three and six months ended June 30, 2010 and 2009 were as follows:

	June 30	December 31
	2010	2009

Current derivative assets
Foreign currency contracts	$8.0	$6.6
Heating oil forward contracts	—	0.2
Copper contracts	5.6	1.3
Zinc option contracts	0.9	—

	14.5	8.1

Current derivative liabilities
Foreign currency contracts	(2.6)	(1.2)
Heating oil forward contracts	(0.2)	—
Copper contracts	(0.2)	(10.2)

	(3.0)	(11.4)

	$11.5	$(3.3)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Realized gains on matured contracts	$4.1	$2.8	$1.8	$2.9
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts, net	(0.6)	5.9	14.8	6.8

Gain on non-hedge derivatives, net	$3.5	$8.7	$16.6	$9.7

GOLDCORP   |   17

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(ii)	Investments in warrants
The Company’s investments in warrants at June 30, 2010 and December 31, 2009, included in long-term investments, were $2.6 million and $2.3 million, respectively.
The gains (losses) on investments in warrants included in gain (loss) on securities, net, and accordingly, net earnings (loss) for the three and six months ended June 30, 2010 and 2009 were as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

	Losses in net	Gains in net	Losses in net	Gains in net
	earnings	loss	earnings	earnings

Unrealized mark-to-market gains (losses), net of tax of $nil	$(0.5)	$0.1	$(0.5)	$0.4

(iii)	Embedded derivatives
Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2010 or December 31, 2009. Embedded derivatives relating to sales of metal concentrates that are subject to provisional pricing are not required to be accounted for separately as outstanding amounts are designated and classified as held-for-trading and measured at fair value at the end of each period.
Financial assets classified as available-for-sale
The Company’s financial assets classified as available-for-sale and measured at fair value at June 30, 2010 and December 31, 2009 consisted of marketable securities and investments in equity securities, which are included in long-term investments in the amount of $501.5 million and $388.0 million, respectively.
The unrealized gains (losses) on available-for-sale financial assets included in other comprehensive income for the three and six months ended June 30, 2010 and 2009 were as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Unrealized gains (losses) on available-for-sale securities
Marketable securities	$(7.3)	$(3.3)	$(7.0)	$2.8
Investments in equity securities	77.8	31.6	102.6	58.3

	70.5	28.3	95.6	61.1

Future income tax expense in other comprehensive income	(8.6)	(2.6)	(11.0)	(8.6)

	$61.9	$25.7	$84.6	$52.5

Loans and receivables and other financial liabilities
The Company’s accounts receivable not arising from sales of metal concentrates are classified as loans and receivables. The Company’s other financial liabilities at June 30, 2010 consist of its accounts payable and accrued liabilities and convertible debt (December 31, 2009 — accounts payable and accrued liabilities, current debt and convertible debt). The Company’s loans and receivables and other financial liabilities are measured at amortized cost.
GOLDCORP   |   18

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Fair values of financial assets and liabilities not already measured and recognized at fair value in the balance sheet
At June 30, 2010, the carrying amounts of accounts receivable not arising from sales of metal concentrates and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amount of the Company’s non-revolving term loan (note 7(a)) approximates the fair value due to the applicable floating interest rate being in line with market interest rates.
On initial recognition, the carrying amount of the liability component of the Company’s convertible senior notes (“the notes”) (note 7(b)) equaled the fair value on that date. The fair value of the notes was calculated as the Company’s contractual obligation to make principal and interest payments discounted to net present value using the market interest rate on similar borrowings but without the conversion feature on the initial recognition date of June 5, 2009, being 6.33% per annum. The initial carrying amount of the liability component of the notes has been accreted from June 5, 2009 to June 30, 2010 based on the annual effective interest rate of 6.33%. The estimated market interest rate on similar borrowings without the conversion feature has decreased to approximately 3% per annum as at June 30, 2010. Accordingly, the fair value of the liability component of the notes has increased to $828.7 million, compared to a carrying amount of $739.8 million, which includes $7.2 million of accrued interest payable included in accounts payable and accrued liabilities at June 30, 2010.
Financial instrument risk exposure
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change to the Company’s exposure to credit risk and its objectives and policies for managing this risk during the six months ended June 30, 2010.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s objectives and policies for managing this risk during the six months ended June 30, 2010.
During the three and six months ended June 30, 2010, the Company generated operating cash flows of $382.6 million and $697.0 million, respectively (three and six months ended June 30, 2009 - $263.6 million and $561.7 million, respectively). At June 30, 2010, Goldcorp held cash and cash equivalents of $497.2 million (December 31, 2009 — $874.6 million) and had working capital of $680.0 million (December 31, 2009 — $866.5 million).
On May 18, 2007, Goldcorp entered into an agreement for a $1.5 billion revolving credit facility. At June 30, 2010, there was no amount outstanding under this credit facility (note 7(c)).
GOLDCORP   |   19

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

On July 8, 2008, Terrane entered into an agreement for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. On May 7, 2010, this credit facility was amended and extended to May 7, 2011. At June 30, 2010, there was no amount outstanding under this credit facility (note 7(a)).

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including export credit agencies and commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and the $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share). This amount is not included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2010:

						December 31
	June 30, 2010					2009
	Within 1	1 to 3	3 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$402.3	$—	$—	$—	$402.3	$382.0
Current derivative liabilities	3.0	—	—	—	3.0	11.4
Debt re-payments (principal portion)	—	—	862.5	—	862.5	879.2
Interest payments on convertible senior notes	17.2	34.5	25.9	—	77.6	88.9
Capital expenditure commitments	154.7	44.1	—	—	198.8	172.3
Minimum rental and lease payments	1.7	3.2	3.2	2.2	10.3	11.5
Reclamation and closure cost obligations	25.3	33.3	21.3	432.9	512.8	523.5

	$604.2	$115.1	$912.9	$435.1	$2,067.3	$2,068.8

At June 30, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $267.3 million (December 31, 2009 — $270.9 million).

In the opinion of management, the working capital at June 30, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on commissioning Peñasquito in the third quarter of 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.0 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share).

For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

GOLDCORP   |   20

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Market Risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change to the Company’s objectives and policies for managing this risk during the six months ended June 30, 2010. During the first quarter of 2010, the Company recorded $0.5 billion of future income tax liabilities which arose from the acquisitions of the Camino Rojo and El Morro projects and are denominated in local currencies. Future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period. There has been no other significant change to the Company’s exposure to currency risk during the six months ended June 30, 2010.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax assets and liabilities denominated in currencies other than US dollars at June 30, 2010:

		Accounts
		receivable
		and other		Accounts		Future
		current and	Income and	payable and		income tax
	Cash and cash	long-term	mining taxes	accrued	Current	assets
June 30, 2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$58.2	$15.3	$(101.5)	$(141.1)	$—	$(1,699.4)
Mexican peso	14.3	108.3	(73.8)	(152.4)	—	(1,798.5)
Argentinean peso	2.6	13.3	(23.6)	(62.2)	—	(99.5)
Chilean peso	—	5.7	—	(6.2)	—	(365.0)
Guatemalan quetzal	2.9	0.5	(5.5)	(28.9)	—	29.0
Honduran lempira	1.5	1.0	—	(0.4)	—	0.4

	$79.5	$144.1	$(204.4)	$(391.2)	$—	$(3,933.0)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Current	income tax
December 31, 2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)
Honduran lempira	0.7	—	1.7	(1.6)	—	(4.3)

	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

During the three and six months ended June 30, 2010, the Company recognized a gain of $192.0 million and loss of $20.2 million, respectively, on foreign exchange (three and six months ended June 30, 2009 — loss of $326.3 million and $209.6 million, respectively). Of this amount, a gain of $195.5 million and loss of $16.3 million, respectively, resulted from the translation of future income taxes denominated in currencies other than US dollars (three and six months ended June 30, 2009 — loss of $305.6 million and $184.2 million, respectively). Based on the above net exposures at June 30, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $292.7 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2010 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-

GOLDCORP   |   21

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s investment in Pueblo Viejo which is accounted for using the equity method is exposed to interest rate risk resulting from the variable interest rates applicable on the Pueblo Viejo project financing finalized during the second quarter of 2010. There has been no other significant change in the Company’s exposure to interest rate risk and its objectives and policies for managing these risks during the six months ended June 30, 2010.

(iii) Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s exposure to price risk and its objectives and policies for managing these risks during the six months ended June 30, 2010.

10.	MANAGEMENT OF CAPITAL

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the six months ended June 30, 2010. At June 30, 2010, the Company expects its capital resources and projected free cash flows from continuing operations to support its normal operating requirements on an ongoing basis and planned development and exploration of its mineral properties and other expansionary plans. At June 30, 2010, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

The Company’s capital at June 30, 2010 and December 31, 2009 were as follows:

	June 30	December 31
	2010	2009

Shareholders’ equity	$16,389.5	$15,493.2
Current and long-term debt	732.6	735.7

	17,122.1	16,228.9
Less: cash and cash equivalents	(497.2)	(874.6)

	$16,624.9	$15,354.3

GOLDCORP   |   22

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
11.	SHAREHOLDERS’ EQUITY

There were no changes to the authorized share capital of the Company during the six months ended June 30, 2010. Refer to the Consolidated Statements of Equity for movement in share capital.
(a)	Share purchase warrants
There were no changes in share purchase warrants outstanding during the six months ended June 30, 2010.
(b)	Stock options and Restricted share units
Stock options:
Of the 17.3 million stock options outstanding at June 30, 2010, 16.4 million relate to options granted under the Company’s 2005 Stock Option Plan.

The Company granted 5.9 million stock options during the three months ended June 30, 2010 which vest over 3 years, are exercisable at C$44.50 per option, expire in 2015 and have a total fair value of $79.7 million at the date of grant. There were no stock options granted during the three months ended March 31, 2010.

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2009	13,271	$28.85
Granted	5,003	35.73
Exercised	(3,664)	24.20
Cancelled	(541)	37.70

At December 31, 2009	14,069	$32.16
Granted	5,893	44.50
Exercised	(2,272)	27.72
Cancelled	(364)	36.74

At June 30, 2010	17,326	$36.85

The following table summarizes information about the options outstanding at June 30, 2010:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$12.55	56	$12.55	1.6	56	$12.55	1.6
$16.87 - $19.23	1,535	18.64	4.4	1,535	18.64	4.4
$23.80 - $26.76	1,305	25.63	5.3	1,305	25.63	5.3
$28.84 - $31.93	943	30.95	6.0	943	30.95	6.0
$33.60 - $35.62	4,181	35.58	3.9	1,227	35.47	4.1
$37.82 - $39.77	3,413	39.69	2.9	2,066	39.73	2.9
$44.50	5,893	44.50	4.9	—	—	—

	17,326	$36.85	4.3	7,132	$30.50	4.3

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Restricted share units:

There were 301,500 restricted share units (“RSUs”) issued during the three months ended June 30, 2010 with a total fair value of $13.1 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over 3 years. There were no RSUs issued during the three months ended March 31, 2010. At June 30, 2010, the Company had 0.5 million RSUs outstanding (December 31, 2009 — 0.4 million).

Stock options and Restricted share units:

Total stock options and RSUs vested during the three and six months ended June 30, 2010 and credited to shareholders’ equity were $15.3 million and $25.9 million, respectively (three and six months ended June 30, 2009 — $12.8 million and $24.2 million, respectively). Of these amounts, $0.3 million and $0.7 million, respectively (three and six months ended June 30, 2009 - $0.4 million and $2.3 million, respectively) related to the development of Peñasquito and were capitalized and included in the carrying amount of the mining property (note 6(c)). The remaining $15.0 million and $25.2 million, respectively (three and six months ended June 30, 2009 — $12.4 million and $21.9 million, respectively) were recorded as stock based compensation expense, included in corporate administration. Total stock based compensation expense relating to Terrane for the three and six months ended June 30, 2010 amounted to $0.2 million (three and six months ended June 30, 2009 — $nil).

(c)	Employee share purchase plan

Compensation expense, representing the Company’s contributions under the Company’s Employee Purchase Plan in Canada, measured based on the market price of the underlying common shares at the date of contribution, was $0.9 million and $1.7 million for the three and six months ended June 30, 2010, respectively (three and six months ended June 30, 2009 — $0.7 million and $1.3 million, respectively).

(d)	Diluted net earnings (loss) per share
Diluted net earnings (loss) per share were calculated based on the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss) attributable to shareholders of Goldcorp Inc.	$828.3	$(231.6)	$776.0	$59.3
Effect of dilutive securities:
Convertible senior notes — interest expense during the period, net of tax	9.8	—	—	2.8

Diluted net earnings (loss)	$838.1	$(231.6)	$776.0	$62.1

	Three Months Ended		Six Months Ended
	June 30		June 30
(in thousands)	2010	2009	2010	2009

Basic weighted-average number of shares outstanding	734,793	730,539	734,279	730,147
Effect of dilutive securities:
Stock options	2,838	—	2,434	3,018
RSUs	468	—	468	451
Share purchase warrants	166	—	136	61
Convertible senior notes	17,975	—	—	2,582

Diluted weighted-average number of shares outstanding	756,240	730,539	737,317	736,259

GOLDCORP   |   24

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

The following lists the securities excluded from the computation of diluted net earnings per share for the three months ended June 30, 2010 because the underlying exercise prices exceeded the average market value of the common shares of C$43.77:

(in thousands)

Stock options	5,893
Share purchase warrants	8,439

The following lists the securities excluded from the computation of diluted net earnings per share for the six months ended June 30 because the underlying exercise prices exceeded the average market value of the common shares of C$41.80:

	Six Months Ended
	June 30
(in thousands)	2010	2009

Stock options	5,893	4,343
Share purchase warrants	8,439	8,439

The effect of outstanding convertible senior notes issued on June 5, 2009 (note 7(b)) was anti-dilutive for the six months ended June 30, 2010 and therefore excluded from the computation of diluted net earnings per share. In the event that the notes were dilutive, the computation of diluted net earnings per share for the six months ended June 30, 2010 would have included the following:

Effect of convertible senior notes on diluted net earnings:
Interest expense during the period, net of tax	$19.5
Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	17,975

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30	December 31
	2010	2009

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Unrealized gains on available-for-sale securities, net of tax of $28.3 million (December 31, 2009 - $17.3 million) (note 9)	221.5	136.9

	$323.4	$238.8

GOLDCORP   |   25

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
13.	NON-CONTROLLING INTERESTS

On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received in accordance with Section 1602 (note 3).

At June 30, 2010, Goldcorp had a controlling interest in Terrane and accordingly the results of Terrane are consolidated in these financial statements (note 17(b)).
GOLDCORP   |   26

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Change in non-cash operating working capital
Accounts receivable	$(10.4)	$(11.4)	$(39.5)	$(33.4)
Income and mining taxes receivable	(8.5)	(22.4)	18.9	(29.9)
Inventories and stockpiled ore	5.5	(21.1)	(17.0)	(44.5)
Accounts payable and accrued liabilities	33.8	53.7	38.7	46.3
Income and mining taxes payable	(11.7)	(2.0)	115.1	74.7
Other	(14.0)	(9.7)	(14.9)	(2.9)

	$(5.3)	$(12.9)	$101.3	$10.3

Acquisitions, net of cash and cash equivalents acquired
Camino Rojo project (note 5(a))	$—	$—	$285.8	$—
El Morro project (note 5(b))	—	—	509.5	—

	$—	$—	$795.3	$—

Proceeds on disposition of mining interests, net
El Limón (note 4(a))	$—	$—	$47.4	$—
Escobal (notes 4(b))	215.2	—	215.2	—
Land relating to Wharf (note 4(c))	3.0	—	3.0	—
Exploration project in Mexico (note 4(c))	1.4	—	1.4	—

	$219.6	$—	$267.0	$—

Non-cash investing activities
Shares received on disposition of Escobal (notes 4(b) & 6(e))	$270.9	$—	$270.9	$—
Promissory note receivable in connection with disposition of land relating to Wharf (note 4(c))	$2.6	$—	$2.6	$—

Operating activities included the following cash payments
Interest paid	$2.2	$0.7	$13.7	$1.1
Income and mining taxes paid	$75.6	$35.9	$85.4	$46.4

Cash and cash equivalents are comprised of:

	June 30	June 30
	2010	2009

Cash	$231.7	$154.6
Short-term money market investments	265.5	711.4

	$497.2	$866.0

GOLDCORP   |   27

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
15.	SEGMENTED INFORMATION
Significant information relating to the Company’s mining properties considered as reportable operating segments is summarized below.

				Expenditures and
		Depreciation and	Earnings (loss)	deposits on mining
	Revenues	depletion	from operations	interests

	Three months ended June 30, 2010

Red Lake	$206.1	$26.0	$122.7	$46.2
Porcupine	81.4	20.7	22.3	26.7
Musselwhite	72.0	8.3	23.6	19.7
Éléonore	—	—	—	26.3
Terrane	—	—	(1.7)	10.4
San Dimas (1)	28.3	0.6	13.1	6.5
Los Filos	98.8	13.6	46.7	18.5
El Sauzal	47.3	17.0	17.7	2.3
Peñasquito (2)	—	—	—	29.3
Marlin	113.6	23.3	59.8	21.7
Cerro Blanco (3)	—	—	—	4.7
Alumbrera	148.1	20.6	33.6	3.1
Marigold	21.4	3.5	4.3	5.6
Wharf	27.3	1.9	11.8	0.5
El Morro	—	—	—	3.1
Pueblo Viejo	—	—	—	84.6
Other (5)	—	2.3	(50.7)	0.6

Total	$844.3	$137.8	$303.2	$309.8

				Expenditures and
		Depreciation and	Earnings (loss)	deposits on mining
	Revenues	depletion	from operations	interests	Total assets

					June 30
	Six months ended June 30, 2010				2010

Red Lake	$394.8	$51.9	$231.4	$85.1	$3,244.2
Porcupine	150.3	43.1	27.2	41.3	459.9
Musselwhite	139.0	16.1	38.9	34.9	429.0
Éléonore	—	—	—	50.3	956.9
Terrane	—	—	(2.8)	11.5	273.9
San Dimas (1)	59.6	2.2	27.8	10.1	39.4
Los Filos	180.7	25.5	84.9	29.9	1,017.7
El Sauzal	84.7	31.5	27.9	4.4	227.9
Peñasquito (2)	—	—	—	116.6	11,084.4
Mexican exploration projects	—	—	—	—	88.8
Marlin	214.3	45.4	107.8	31.5	843.7
Cerro Blanco (3)	—	—	—	9.2	73.5
Alumbrera	272.1	36.2	87.5	5.6	725.7
Marigold	55.4	8.6	16.2	8.6	285.2
Wharf	43.7	3.5	17.6	1.2	58.3
El Morro	—	—	—	5.4	1,118.6
Tahoe (4)	—	—	—	—	270.9
Pueblo Viejo	—	—	—	180.3	576.6
Other (5)	—	5.1	(96.1)	1.7	759.1

Total	$1,594.6	$269.1	$568.3	$627.6	$22,533.7

GOLDCORP   |   28

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

		Depreciation and	Earnings (loss)	Expenditures and deposits
	Revenues	depletion	from operations	on mining interests

	Three months ended June 30, 2009

Red Lake	$119.3	$22.6	$52.2	$24.2
Porcupine	72.5	16.0	21.0	8.9
Musselwhite	66.9	7.5	21.2	16.4
Éléonore	—	—	—	19.4
Terrane	—	—	(1.1)	1.8
San Dimas	29.6	0.1	15.3	5.4
Los Filos	54.9	11.1	9.4	18.8
El Sauzal	49.0	26.7	12.1	3.0
Peñasquito	—	—	—	153.0
Marlin	68.5	18.3	23.5	13.4
Cerro Blanco	—	—	—	2.0
Alumbrera	128.7	18.3	32.9	3.8
Marigold	18.2	3.0	0.6	15.4
Wharf	18.5	2.1	3.9	0.5
Pueblo Viejo	—	—	—	64.0
Other (5)	2.5	2.1	(35.7)	1.4

Total	$628.6	$127.8	$155.3	$351.4

		Depreciation and	Earnings (loss)	Expenditures and deposits
	Revenues	depletion	from operations	on mining interests	Total assets

					June 30
	Six months ended June 30, 2009				2009

Red Lake	$269.2	$44.1	$133.0	$46.1	$3,208.2
Porcupine	144.0	31.7	40.6	13.3	471.0
Musselwhite	117.7	14.1	33.9	31.9	371.5
Éléonore	—	—	—	22.3	870.0
Terrane	—	—	(2.1)	6.4	198.6
San Dimas	60.1	2.7	30.6	8.9	71.7
Los Filos	110.7	22.3	25.3	40.2	972.1
El Sauzal	116.1	52.8	43.7	4.3	269.4
Peñasquito	—	—	—	318.0	10,277.3
Mexican exploration projects	—	—	—	—	167.3
Marlin	141.5	36.1	52.4	20.8	883.9
Cerro Blanco	—	—	—	5.6	55.9
Alumbrera	223.4	36.6	63.0	7.3	777.9
Marigold	36.0	6.0	1.1	17.2	252.1
Wharf	32.2	3.5	5.8	0.8	69.6
Pueblo Viejo	—	—	—	159.4	417.5
El Limón (6)	—	—	—	—	89.8
Other (5)	2.5	4.2	(70.2)	3.3	885.7

Total	$1,253.4	$254.1	$357.1	$705.8	$20,309.5

GOLDCORP   |   29

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

(1)	Upon classification of San Dimas’ mining interests as held-for-sale on June 1, 2010, depreciation and depletion ceased (note 17(a)).

(2)	Includes the Camino Rojo project acquired on February 4, 2010 (note 5(a)).

(3)	Includes the results and changes in mining interest balance of Escobal to June 8, 2010, the date of disposition (note 4(b)).

(4)	Represents the Company’s 40% equity interest in Tahoe, the owner of the Escobal project, received as partial consideration in the disposition of the Escobal project on June 8, 2010 (note 4(b)).

(5)	Includes corporate activities and the results of San Martin, which commenced reclamation activities in October 2007.

(6)	El Limón was disposed of on February 24, 2010 (note 4(a)). Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
16.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
In April, 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project and in which the Company holds an indirect 40% interest, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.
Due to alleged environmental and public health concerns, on May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, called on the government of Guatemala to suspend mining activity at Marlin. The government has agreed to comply with the IACHR’s request by initiating the applicable administrative process under the laws of Guatemala to further investigate the allegations on which the IACHR’s suspension request is based. The response of the Guatemalan government expressly confirmed that studies conducted by the Ministry of Health, Ministry of Environment and Natural Resources and Ministry of Energy and Mines in Guatemala demonstrate there is no evidence of pollution or ill effects to health or the environment as a result of operations at Marlin. The government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by the Marlin mine. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.
GOLDCORP   |   30

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
17.	SUBSEQUENT EVENTS
(a)	Disposition of assets, certain liabilities and related obligations of San Dimas

On June 1, 2010, certain Goldcorp subsidiaries entered into a letter agreement, as amended on July 7, 2010, to sell to Mala Noche or its subsidiaries all of the assets and certain liabilities relating to the San Dimas gold/silver mines in Mexico (“San Dimas Assets”), and all of the issued and outstanding common shares of Silver Trading (Barbados) Limited (formerly Goldcorp Trading (Barbados) Ltd.) (“Silver Trading”). Under the terms of the letter agreement, Mala Noche will pay an aggregate purchase price of $510.0 million and will assume all liabilities associated with the San Dimas Assets, including environmental and labour liabilities. The purchase price will be payable as follows: $216.0 million in cash, $184.0 million in common shares of Mala Noche valued at the offering price of Mala Noche’s equity financing completed on July 20, 2010, a $50.0 million promissory note payable over five years bearing interest at 6% per annum, and a $60.0 million convertible promissory note with a term of one year bearing interest at 3% per annum. The cash portion and the principal amount of the convertible promissory note are each subject to adjustment if the over-allotment option provided in Mala Noche’s financing is exercised before closing of the transaction. Total transaction costs are estimated to be $5.0 million. The obligations of Mala Noche under the notes will be secured against the assets of Mala Noche and its subsidiaries (the “Security”) subject only to certain senior security agreed upon by the parties. As part of the transaction, Goldcorp will guarantee the obligations of Mala Noche under a credit agreement between Mala Noche and The Bank of Nova Scotia in respect of funds to be used by Mala Noche to pay value added taxes payable by Mala Noche in connection with the transfer of the San Dimas Assets in Mexico. The obligations of Mala Noche under the guarantee will be secured by first ranking security over the value added tax refund. Goldcorp’s ownership interest in Mala Noche upon closing of the transaction is expected to be approximately 38%, which will be accounted for using the equity method from the date of closing. This transaction is subject to customary conditions. Closing of the transaction is expected to occur on or about July 30, 2010.

Upon closing of the transaction, Goldcorp will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Mala Noche as well as proportional representation on Mala Noche’s board of directors. Goldcorp has agreed to hold the shares of Mala Noche that it receives as partial consideration for a period of three years subject to certain exceptions.

As at the closing date, Silver Trading will have no material assets. Silver Trading will continue to be party to the silver purchase agreement with a subsidiary of Silver Wheaton whereby it has agreed to sell all of the silver production at San Dimas to a subsidiary of Silver Wheaton at approximately $4.00 per ounce (subject to an annual inflationary adjustment). In connection with the sale of the San Dimas Assets and shares of Silver Trading to Mala Noche, Silver Wheaton has agreed to amend the existing silver purchase agreement. Pursuant to the amended agreement, during the first four years after closing of the transaction, Silver Trading will deliver to a subsidiary of Silver Wheaton a per annum amount of silver equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess, and Goldcorp shall deliver an additional 1.5 million ounces of silver per annum for approximately $4.00 per ounce (subject to an annual inflationary adjustment). Beginning in the fifth year after closing of the transaction over the life of mine, Silver Trading will deliver to a subsidiary of Silver Wheaton a per annum amount of silver equal to the first six million ounces of silver produced at San Dimas and 50% of any excess for approximately $4.00 per ounce (subject to an annual inflationary adjustment). In addition, Goldcorp will guarantee Silver Trading’s obligation to deliver silver produced from the San Dimas mines to Silver Wheaton until October 15, 2029, and will make a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered by Silver Trading under its silver purchase agreement with Silver Wheaton by October 15, 2031 (including amounts delivered since October 15, 2004, which as at April 30, 2010 amounted to 37.25 million ounces of silver).

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
At June 30, 2010, the assets and liabilities of San Dimas were separately presented and classified as held-for-sale as follows:

Current assets of a disposal group held for sale
Cash	$0.1
Accounts receivable	2.2
Prepaid expenses and other	2.7
Inventories and stockpiled ore	5.4

$10.4

Non-current assets of a disposal group held for sale
Mining interests	$29.0

Current liabilities of a disposal group held for sale
Accounts payable and accrued liabilities	$(11.2)

Non-current liabilities of a disposal group held for sale
Future income tax liability	$(159.7)
Reclamation and closure cost obligations	(7.1)
Accrued defined pension benefit liabilities included in other non-current liabilities	(2.3)

$(169.1)

The balance of mining interests above includes the portion of the deferred credit representing the excess consideration from the disposition of Silver Wheaton shares in the first quarter of 2008 which was applied as a reduction to the carrying amount of mining properties at San Dimas in the amount of $479.4 million. The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver arrangement in 2004 and 2006 which were previously eliminated upon consolidation have also been applied as a reduction to mining interests as a result of the disposition of the Company’s interest in Silver Wheaton in the first quarter of 2008. Upon classification of San Dimas’ mining interests as held-for-sale on June 1, 2010, depreciation and depletion ceased (note 15).

As a result of the Company’s expected significant influence on the San Dimas operations through its 38% interest in Mala Noche, the results of operations of San Dimas has not been reported as a discontinued operation in these consolidated financial statements.

(b)	Disposition of 58.2% controlling interest in Terrane

On July 15, 2010, Terrane entered into a definitive agreement with Thompson Creek whereby Thompson Creek will acquire all of the issued and outstanding shares of Terrane by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). At June 30, 2010, Goldcorp held an approximate 58.2% controlling interest (fully-diluted basis — 52.4%) in Terrane through its ownership of 240 million preferred shares and 27.3 million common shares. The Company anticipates its share of total proceeds upon completion of the proposed Arrangement to be C$240.5 million ($226.8 million) in cash and 13.9 million common shares of Thompson Creek with an estimated fair value of C$137.6 million ($129.7 million), representing approximately 8% of the outstanding shares (fully-diluted basis — 7%) of Thompson Creek.

The completion of the Arrangement is subject to the favourable vote of 66 2/3% of Terrane’s shareholders, the approval of the court and certain other customary conditions, including receipt of regulatory approvals. Goldcorp has agreed to support the proposed Arrangement. Terrane expects to hold a shareholders’ meeting in September 2010 and closing will occur shortly thereafter assuming receipt of all required approvals.

The Company anticipates accounting for its resulting equity interest in Thompson Creek as a portfolio investment classified as available-for-sale.
GOLDCORP   |   32

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

HEAD OFFICE	STOCK EXCHANGE LISTING
Park Place	Toronto Stock Exchange: G
Suite 3400 — 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8
Canada	TRANSFER AGENT
Tel: (604) 696-3000	CIBC Mellon Trust Company
Fax: (604) 696-3001	Suite 1600 — 1066 West Hastings Street
www.goldcorp.com	Vancouver, BC V6E 3X1
Canada
TORONTO OFFICE	Toll free in Canada and the US:
Suite 3201 — 130 Adelaide Street West	(800)387-0825
Toronto, ON M5H 3P5	Outside of Canada and the US:
Canada	(416)643-5500
Tel: (416) 865-0326	Email:inquiries@cibcmellon.com
Fax: (416) 359-9787	www.cibcmellon.com

RENO OFFICE	INVESTOR RELATIONS
Suite 310 — 5190 Neil Road	Jeff Wilhoit
Reno, NV 89502	Vice President, Investor Relations
United States	Toll free: (800) 567-6223
Tel: (775) 827-4600	Email:info@goldcorp.com
Fax: (775) 827-5044

MEXICO OFFICE	AUDITORS
Paseo de las Palmas 425-15	Deloitte & Touche LLP
Lomas de Chapultepec	Vancouver, BC
11000 Mexico, D.F.
Tel: 52 (55) 5201 9600
GOLDCORP   |   33